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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0515 Expires: April 30, 2005 Estimated average burden hours per response .... 43.5

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
 Minuteman International, Inc.
(Name of Subject Company (issuer))

Hako-Werke International GmbH - Offeror
(Names of Filing Persons (identifying status as offeror, issuer, or other person))

Common Stock, no par value
(Title of Class of Securities)

604540104
(CUSIP Number)

Prof. Dr. Eckart Kottkamp
Hako-Werke International GmbH
Hamburger Strasse 209-239
D-23843 Bad Oldesloe, Germany
Telephone:            (+49) 4531/806-200
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies To:

Patrick J. Maloney, Esq.
Bell, Boyd & Lloyd LLC
70 West Madison Street, Suite 3300
Chicago, Illinois 60602
Telephone:            (312) 807-4265

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

N/A	None required.

*
Set forth the amount on which the filing fee is calculated and state how it was determined.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.
☐
issuer tender offer subject to Rule 13e-4.
☒
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13d under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

Items 1-11

        Not Applicable.

Item 12. Exhibits.

Exhibit Number	Description of Exhibit
99.1	Press Release, dated April 5, 2004, of Minuteman International, Inc., announcing a going-private proposal by its majority shareholder, Hako-Werke International GmbH.

Item 13. Information Required by Schedule 13E-3.

        Not Applicable.

Hako-Werke International GmbH

Exhibit Index

Exhibit Number	Description of Exhibit
99.1	Press Release, dated April 5, 2004, of Minuteman International, Inc., announcing a going-private proposal by its majority shareholder, Hako-Werke International GmbH.

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  Items 1-11
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
Hako-Werke International GmbH Exhibit Index